SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                      Florida Public Utilities Company
                              (Name of Issuer)

                       Common Stock, par value $1.50
                       (Title of Class of Securities)

                                 341135101
                               (CUSIP Number)

                             Michael E. Gizang
                  Skadden, Arps, Slate, Meagher & Flom LLP
                               4 Times Square
                          New York, New York 10036

                               (212) 735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 22, 2000
                       (Date of Event which Requires
                         Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]



CUSIP NO. 341135101                                            Page 2 of 5
          ---------

                                SCHEDULE 13D



1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               C.A. La Electricidad de Caracas

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                  (b)  [ ]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS
                             WC
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                             [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               C.A. La Electricidad de Caracas is organized
                under the laws of Venezuela

             NUMBER OF               7.    SOLE VOTING POWER
               SHARES                                     0
            BENEFICIALLY             8.    SHARED VOTING POWER
              OWNED BY                                    0
                EACH                 9.    SOLE DISPOSITIVE POWER
               PERSON                                     0
                WITH                 10.   SHARED DISPOSITIVE POWER
                                                          0

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                      [   ]
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                      0%
 14.   TYPE OF REPORTING PERSON
                      CO



CUSIP NO. 341135101                                            Page 3 of 5
          ---------

                                SCHEDULE 13D



1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Corporacion EDC, C.A.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                  (b)  [ ]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                             [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               Corporacion EDC, C.A. is organized
                under the laws of Venezuela

             NUMBER OF               7.    SOLE VOTING POWER
               SHARES                                     0
            BENEFICIALLY             8.    SHARED VOTING POWER
              OWNED BY                                    0
                EACH                 9.    SOLE DISPOSITIVE POWER
               PERSON                                     0
                WITH                 10.   SHARED DISPOSITIVE POWER
                                                          0

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                      [   ]
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                      0%
 14.   TYPE OF REPORTING PERSON
                      CO



CUSIP NO. 341135101                                            Page 4 of 5
          ---------

                                SCHEDULE 13D


        This Amendment to the report on Schedule 13D filed on June 13, 2000 by C.A. La Electricidad de Caracas ("EDC") and Corporacion EDC, C.A.("CEDC" and, together with EDC, the "Reporting Persons") relates to the common stock, par value $1.50 (the "Shares") of Florida Public Utilities Company, a Florida corporation (the "Issuer").


ITEM 5.

        Items 5 (c) and (e) are hereby amended and supplemented to add the following:

        On June 22, 2000, the Reporting Persons sold 280,800 shares of the Issuer. 220,000 of the shares were sold at a per share price of 15 3/4. The remaining 60,800 shares were sold at a per share price of 13 1/2.


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 2000

                                            C.A. La Electricidad de Caracas


                                            By:  /s/ Jose Araujo Juarez
                                                ------------------------
                                            Name:  Jose Araujo Juarez
                                            Title: General Counsel

                                            Corporacion EDC, C.A.


                                            By:  /s/ Jose Araujo Juarez
                                                ------------------------
                                            Name:  Jose Araujo Juarez
                                            Title:  General Counsel